UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of October 2023

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated October 30, 2023 announces acquires Strategic High-purity Quartz Mine in the U.S.

Ferroglobe Acquires Strategic High-purity Quartz Mine in the U.S.

LONDON, October 30, 2023 (GLOBE NEWSWIRE) – Ferroglobe PLC (Nasdaq: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading global producer of silicon metal, silicon-based and manganese-based specialty alloys, announces the acquisition of a strategic, high-purity quartz mine in South Carolina, U.S. The purchase price was approximately $11 million in cash with an additional $4 million expected in capital expenditures to build out the infrastructure, including rail access, loadout, and a processing facility.

High-purity quartz is the key raw material in the supply chain and is required for the production of high-purity silicon metal, which is used in applications for solar and advanced battery technologies. These end markets are expected to experience dramatic growth in the coming years, driven by secular trends in the market. In addition, the U.S. is making significant investments in its solar value chain and advanced battery technologies, evidenced by the Department of Energy’s addition of silicon to its critical materials list. This acquisition helps ensure that Ferroglobe has access to this critical material, enabling it to meet the increasing demand for high-purity silicon metal.

The South Carolina mine has the capacity to produce more than 300kt of high-purity quartz per year, with more than ten years of reserve life. It is located near a rail line with a lower cost of production than Ferroglobe’s existing quartz operations in Alabama. Production is expected to begin in the second half of 2024.

The purchase of the mine is part of Ferroglobe’s long-term strategy to be fully self-sufficient in quartz supply, a critical raw material in the production of silicon metal. This transaction increases the company’s global vertical integration in quartz supply, with the U.S. becoming fully backward integrated.

“The acquisition of the South Carolina property highlights our commitment to leveraging the strong growth expected from solar and advanced batteries in the coming years,” said Marco Levi, Ferroglobe’s Chief Executive Officer. “Not only does this acquisition ensure that we have access to a dependable supply of high-purity quartz, eliminating the need for third-party suppliers in the U.S., it also expands our mining capacity by 50% over our current mining level in Alabama.”

About Ferroglobe

Ferroglobe PLC is a leading global producer of silicon metal, silicon- and manganese-based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction, and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Alex Rotonen

Vice President, Investor Relations

Email: investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

Email: corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2023
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)